Exhibit 99.1

PRESS RELEASE

INTESA SANPAOLO:   STAKE IN ATLANTIA (FORMERLY
AUTOSTRADE)

Torino, Milano, 23rd May 2007 — Intesa Sanpaolo communicates that today it has notified Consob, by filing the relevant form 120 A, of having exceeded on 16th May 2007, the threshold of 2% in the ordinary share capital of Atlantia (formerly Autostrade) up to 2.55%, due to transactions, carried out under its usual trading activities, having short-term horizon and hedged by derivatives.

Investor Relations (Andrea Tamagnini) +39.02.87943180 investor.relations@intesasanpaolo.com		Media Relations (Costanza Esclapon) +39.02.87963531 stampa@intesasanpaolo.com

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